September 15, 2009

(415) 393-8322	C 36333-00002
(415) 374-8461
VIA EDGAR AND HAND DELIVERY
Mr. Mark P. Shuman
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	Ancestry.com Inc. Registration Statement on Form S-1 Filed August 3, 2009 File No. 333-160986
Dear Mr. Shuman:
     On behalf of Ancestry.com Inc. (the “Company”), this letter responds to your letter, dated September 2, 2009 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), filed on August 3, 2009. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed today by electronic submission.
Prospectus Summary, page 1
1.	Please expand the “Overview” section to provide a concise description of the December 5, 2007 acquisition of Generation Network and the acquisition by Spectrum of its 67% interest in the issuer. Please describe the amount invested by Spectrum, the material terms of the transaction and the effective per share price of Spectrum’s investment. Clarify the identities of the other 33% interest in the issuer and the basis on which those interests were obtained. Explain how the purchase

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

price for the acquisition of the issuer’s predecessor was funded. Provide a cross-reference to the page of the body of the prospectus where a materially complete description of the transaction is provided, including a discussion of the rights and obligations of the parties under the investment agreement and any related arrangements. While we note that you state the pre-offering percentage interest of Spectrum on page 4, it appears that you should introduce potential investors to the Spectrum transaction and the role of that investor in the company in a more prominent and complete manner.
Answer: The Company has expanded the disclosure regarding the Spectrum investment on page 4 in response to the Staff’s comment.
Summary Consolidated Financial Data, page 6
2.	We note your disclosure on page 9 that your debt covenants in your credit facility include an EBITDA covenant that is substantially similar to adjusted EBITDA. Tell us the differences between these two EBITDA calculations. We further note that your adjusted EBITDA calculations include stock-based compensation and other (income) expense, net, which are present in each period. In consideration that your adjusted EBITDA calculations presented are not exactly the same as the calculations contained in your debt covenants, tell us how you determined your current presentation meets the requirements of Item 10 of Regulation S-K and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Answer: As disclosed on page 9, the Company uses adjusted EBITDA for a number of reasons including as a measure of operating performance, as a factor when determining management compensation, for planning purposes, to allocate resources in its business, to evaluate the effectiveness of its business strategies and in communications with its board of directors. The Company believes that adjusted EBITDA data should be available to investors so that investors have the same data that management employs in assessing the Company’s overall operations. The Company’s use of adjusted EBITDA to monitor its compliance with a substantially similar measure under its credit facility is therefore only one of a number of uses for which the Company employs adjusted EBITDA. The definition of EBITDA under the Company’s credit facility was proposed by our lenders, not developed by the Company, and differs from the Company’s definition of adjusted EBITDA primarily because the definition in the credit facility does not exclude interest income (though it does exclude interest expense) and other income (expense). The Company believes that its definition of adjusted EBITDA as set forth in the Registration Statement , as compared to the definition set forth in the Company’s credit facility, is most appropriate for the variety of purposes for which the Company uses the measure based on the characteristics of its financial statements and the definitions of similarly titled measures used by its peer companies.

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

The Company believes that its presentation of adjusted EBITDA meets the requirements of Item 10 of Regulation S-K and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“Question 8”) because:
•	the Company has presented net income, the most directly comparable GAAP financial measure, with equal or greater prominence;

•	the Company has presented a reconciliation of adjusted EBITDA to net income;

•	the Company has disclosed in significant detail on page 9, 10 and 11 the reasons management believes that adjusted EBITDA provides useful information to investors and the purposes for which management uses adjusted EBITDA, including the additional disclosure suggested by Question 8 such as the material limitations associated with use of the non-GAAP financial measure and the manner in which management compensates for these limitations; and

•	the Company has not violated any of the prohibitions in Item 10(e)(1)(ii) of Regulation S-K.
The Company excludes stock-based compensation expense from adjusted EBITDA primarily because such expense, while constituting an ongoing and recurring expense, is not an expense that requires cash settlement. Management believes that excluding the effect of stock-based compensation from adjusted EBITDA assists management and investors in making period-to-period comparisons in its operating performance because it believes that (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of the Company’s business operations, and (ii) such expenses can vary significantly between periods due to the timing of grants of new stock-based awards. Additionally, the Company believes that excluding stock-based compensation from adjusted EBITDA assists management and investors in making meaningful comparisons between the Company’s operating performance and the operating performance of other companies that may use different forms of employee compensation or different valuation methodologies for their stock-based compensation expense.
The Company excludes other income (expense) from adjusted EBITDA because that line item consists of items that do not correlate to the underlying performance of the Company’s business, such as retirement and disposal of non-operating assets and gain or loss on non-operating investments. The Company believes that excluding these amounts from adjusted EBITDA assists management and investors in making period to period comparisons of the Company’s performance.
The Company has also revised the disclosure on pages 10 and 11, consistent with Question 8, in response to this comment.

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

3.	We note that you define free cash flow as adjusted EBITDA minus capitalization of content database costs, capital expenditures and cash paid for income taxes and interest expense. Tell us how you considered Item 10(e)(i)(A) of Regulation S-K and Question 13 of the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Answer: The Company has revised the definition of free cash flow on page 9 to define it with reference to net income (loss) rather than with reference to adjusted EBITDA. The Company believes that this provides a clear definition of how the measure is calculated in accordance with Question 13 of the Division of Corporation Finance’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“Question 13”). The Company has included a clear reconciliation of free cash flow to net income on page 11 and in all other places in the prospectus in which the free cash flow measure is disclosed. The Company believes it has not placed equal or greater prominence to free cash flow over any GAAP measures in accordance with Item 10(e)(i)(A) of Regulation S-K. The Company believes that it has also avoided inappropriate or potentially misleading inferences about the usefulness of free cash flow and has disclosed the material limitations of the measure in accordance with Question 13.
Risk Factors, page 11
4.	Certain subcaptions in your risk factors section fail to adequately describe the risk to investors that is presented by the conditions or uncertainties you have identified. As examples, we note the following subcaptions:
•	“Our recent revenue growth rate may not be sustainable”, on page 11;

•	“We face competition from a number of different sources, on page 14; and

•	“We may need additional capital, and we cannot be certain that additional capital will be available”, on page 18
Please revise your risk factors section so that each subcaption adequately describes the risk to investors. See Item 503(c) of Regulation S-K.
Answer: The Company has revised the subcaptions on pages 12, 13, 16, 17, 19, 20, 22, 23, 24, 26, 28 and 30 in response to the Staff’s comment.
Use of Proceeds, page 32
5.	Concisely describe the conditions in which 25% of the offering proceeds are required to be applied to reduce the debt to CIT Lending Services and the lenders it represents. If these conditions are too complex to set out in a materially complete manner in this section of the filing, please summarize them and provide a cross-reference to the page of the filing where that information is provided.

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

Answer: The Company has revised the disclosure on pages 19, 31, 33 and 67 in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Critical Accounting Estimates
Recoverability of intangible assets, including goodwill, page 42
6.	Please expand your critical accounting estimates disclosures to discuss the methodologies and key assumptions that you used for your annual impairment testing of goodwill and indefinite lived intangible assets as well as other critical accounting estimates. If material, discuss the sensitivity of reported results to changes in the estimates such as from making reasonably possible, near-term changes in the most material assumption(s) underlying the estimate or using in place of the recorded estimate the ends of the range of reasonably possible amounts which the company likely determined when formulating its recorded estimate. Describe the impact of those changes on the company’s overall financial performance and, to the extent material, on the line items in the company’s financial statements. Describe your history of changing critical accounting estimates in recent years. See the Commission’s Cautionary Advice about Critical Accounting Policies Release No. 33-8040 and paragraphs 23 and 25 of SFAS 142.
Answer: The Company’s indefinite-lived intangible asset consists solely of goodwill, which the Company tests annually for impairment in the fourth quarter of each year or as indicators of impairment exist. At the time of its impairment assessment in the fourth quarter of 2008, the Company hired an independent nationally recognized valuation specialist (which was not the Company’s independent public accounting firm) to help it determine the fair value of the Company, which the Company accounts for as a single reporting unit. In determining the fair value of the reporting unit, the Company used the income approach and the market approach and gave an equal weighting to each method. The Company believes that the equal weighting of these methods in determining the fair value of its reporting unit in connection with its goodwill impairment test is appropriate as it reflects its view that both valuation methodologies provide a reasonable estimate of fair value, both are equally reliable methods for determining fair value and the resulting values determined by both approaches were relatively similar.
The key assumptions applied in the valuation models consisted principally of projections of future cash flows, including annual growth rates of revenues and expenses as well as the discount rate used to determine the present value of those future cash flows. The Company’s projected revenues and cash flows used for the income and market approaches were based on management’s best estimates and use revenue and expense growth rates that the Company believes are achievable and are consistent with its internal projections. The Company’s assumed discount rate is based on its weighed average cost

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

of capital using a weighting of the required returns on interest –bearing debt and common stock equity. This weighting was based on the Company’s capital structure at the time of the test.

To date, the Company does not have a history of making significant changes to its critical accounting policies and estimates.

The Company has revised its disclosure on pages 45 and 46 in response to this comment.

7.	In addition, please tell us what consideration you gave to disclosing the assumptions and estimates used to derive the purchase price allocation presented on page F-18 to capitalized content, subscriber relationships and contracts and core technology, and trade name and trademarks. We note the significant amount of goodwill that resulted from the acquisition.
Answer: In connection with the Spectrum investment, the Company hired an independent nationally recognized valuation firm (which was not the Company’s independent public accounting firm), to assist it in determining the fair value of the assets acquired (including intangible assets) and liabilities assumed in connection with its purchase price allocation. The Company believes it has complied with the requirements under SFAS 141, Business Combinations, and has appropriately identified the intangible assets and assigned an estimated fair value to those intangibles as prescribed by paragraph 39 of SFAS 141. Fair values for the intangible assets were determined based on standard valuation techniques used by the valuation firm. Once the purchase price was allocated to all the identifiable assets and liabilities based on estimated fair values, the remaining purchase price was allocated to goodwill as outlined in paragraph 43 of SFAS 141. The Company believes it has adequately disclosed the elements of the purchase price and the associated allocation of that purchase price as required by SFAS 141. The Company also considered whether additional disclosure of the key underlying assumptions used to determine the fair value of the identifiable intangible assets would provide meaningful information to users of the financial statements and concluded that such additional disclosure was not warranted.
Stock-based compensation, page 43
8.	You disclose on page 46 that at each grant date from November 3, 2008 through March 13, 2009, your board of directors considered objective and subjective factors including the most recent contemporaneous valuation of your common stock on October 27, 2008. You also disclose that due to the proximity of the grant on March 13, 2009 to the March 31, 2009 valuation, you decided to use the March 31, 2009 common stock valuation as fair value in your SFAS 123(R) calculation of stock compensation expense for the March 13, 2009 grants. Please explain and disclose the objective and subjective factors that served as a basis for using the October 27, 2008 valuation of $2.75 for the 1,136,000 stock option grants on February 11, 2009

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

as opposed to a value more closely approximating the March 31, 2009 $3.68 valuation.
Answer: As of February 11, 2009, the U.S. and world financial markets were experiencing extreme turmoil. At that time, the Company’s board of directors believed that the likelihood of an initial public offering in the near term was low. During the period between February 11, 2009 and March 13, 2009, the board of directors’ view of the likelihood of an initial public offering had changed. After the company’s new chief financial officer, who had previous public company experience, had an opportunity to assess the Company’s readiness for an initial public offering, which evaluation occurred following the February 11, 2009 board meeting, the board became more optimistic in March 2009 that the Company could consider an initial public offering in the nearer term. Additionally, signs were emerging that the turmoil in the financial markets was settling and that the financial markets might be more receptive to IPOs than the board of directors had previously anticipated. As a result of the board of directors’ more serious consideration, beginning in March 2009, of pursuing a public offering in the nearer term, the illiquidity discount applied in arriving at the estimated fair value of the Company’s common stock was adjusted downward, thereby increasing the estimated fair value of the common stock as of March 31, 2009. Because this decision was made after the February 11, 2009 option grant, the Company’s board of directors believes that the February 11, 2009 option grant was properly granted at an exercise price equal to the fair value determined as of October 27, 2008, because at the time of grant they believed the prospect of an IPO in the near term was comparable to that at the time of the October 2008 valuation. The Company has revised its disclosure on page 49 in response to this comment.
9.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of SFAS No. 123R, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.
Answer: The Company has considered the Staff’s comment and believes that its current disclosure is appropriate because the Company does not believe that disclosure of the intrinsic value of an option calculated based on the IPO price is required by applicable accounting guidance and is not the basis for determining the fair value of the common stock or the intrinsic value of the options as of the grant date, which is the subject of the disclosure in this section . The Company has disclosed on page F-24 and F-25 of its audited financial statements the intrinsic value of options outstanding and of options exercisable, in each case as of December 31, 2007 and 2008 and June 30, 2009 in accordance with required disclosures under SFAS No. 123R.

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

10.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.
Answer: The Company had informal discussions with underwriters regarding the potential for initiating an initial public offering beginning in late May 2009 and began formal discussions with potential underwriters on June 3, 2009, but valuation models were not provided nor discussed. The Company has not yet determined the proposed IPO price nor have the underwriters discussed an estimated price range for the Company’s stock in the IPO with the Company.
11.	Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
Answer: On December 5, 2007, the Company acquired its predecessor for a common stock price of $2.70 per share in connection with the Spectrum investment. The Company’s board of directors determined that this value, arrived at pursuant to a third-party transaction between a willing buyer and a willing seller, was a reasonable approximation of fair value until a new valuation was performed in October 2008. On October 27, 2008, March 31, 2009 and June 30, 2009, the Company obtained valuations of its common stock from unrelated valuation specialists, as defined by the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), One valuation was performed by a nationally recognized valuation firm and two of the valuations were performed by a big four accounting firm (neither of which firms was the Company’s independent public accounting firm). The Company believes that these valuations are Level A valuations as defined in the Practice Aid, and the Company’s board of directors considered the then most recent contemporaneous valuation, among other objective and subjective factors, when determining the fair value of the common stock as of each grant date of options after October 27, 2008.
12.	You disclose on page 46 the equal weighting of the income and market approach in valuing the stock options. Please revise to explain the basis for that weighting.
Answer: The Company has revised its disclosure on page 49 in response to this comment.
13.	We note you disclose on page 46 that contemporaneous common stock valuations were performed on various dates to determine the fair value of your common stock. Tell us whether these valuations were performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). Where you have obtained a valuation from an unrelated specialist, tell us what level of

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.
Answer: The contemporaneous common stock valuations on October 27, 2008, March 31, 2009, and June 30, 2009 were performed by unrelated valuation specialists as defined by the Practice Aid. One valuation was performed by a nationally recognized valuation firm and two of the valuations were performed by a big four accounting firm (neither of which firms was the Company’s independent public accounting firm). The Company believes that these valuations are Level A valuations as defined in the Practice Aid, and the Company’s board of directors considered the then most recent contemporaneous valuation, among other objective and subjective factors, when determining the fair value of the common stock as of each grant date of options after October 27, 2008.
Results of Operations, page 48
14.	You attribute the increase in your subscription revenues for the six months ended June 30, 2009 and fiscal years 2008 and 2007 to an increase in the number of total subscribers and also to an increase in monthly revenue per subscriber. Please consider whether the increase in subscribers was attributable to actions or developments in addition to the increased advertising and other marketing activities; and if so, provide appropriate disclosure. Explain the underlying pricing policies of the issuer or other factors that led to the increase in increases in average monthly revenues per subscriber. See Item 303(a)(3)(ii) of Regulation SK. See also Section III.B of SEC Release No. 33-6835 at http://www.sec.gov/rules/interp/33-6835.htm.
Answer: The Company believes that the increase in its subscriber base over time is the result of effective advertising and marketing campaigns designed to increase the overall awareness of its product offerings. While the Company has not made any significant modifications to its overall pricing structure in recent years, the Company may, from time to time, make pricing adjustments in connection with specific marketing campaigns or programs. The Company anticipates that it will likely continue to run marketing campaigns in the future that will include temporary pricing offers. The increase in monthly revenue per subscriber is a result of the shift in mix between annual and monthly subscriptions as the Company’s subscriber base broadens based on increasing general awareness of its product offerings. However, this trend is unpredictable and not the result of specific marketing or advertising campaigns targeted to increasing monthly subscriptions versus annual subscriptions. The Company has revised its disclosure on pages 14, 52, 53 and 55 in response to this comment.
15.	We note that you have included a column entitled, “Combined Period Ended December 31, 2007” that combines a predecessor period and a successor period. It would appear inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

by Regulation S-X Article 11. As such, this column should be labeled “pro forma” rather than “combined.” In addition, your disclosure should explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Similar concerns apply to your 2007 Combined columns included throughout your discussion of results of operations and on pages 6 through 10. Further, tell us why a presentation of a pro forma period ended December 31, 2007 is appropriate in view of the Regulation S-X Article 11 requirement that pro forma financial statements should only be prepared for the most recent fiscal year and interim period prior to the transaction occurring.
Answer: The Company has included a new section entitled “Unaudited Consolidated Pro Forma Financial Data” and revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Prospectus Summary —Summary Consolidated Historical and Unaudited Pro Forma Financial Data” in response to this comment.
16.	We note your current presentation of results of operations for the years ended December 31, 2006, 2007 and 2008 discuss 2007 on a “combined” basis. If “combined”, or pro forma results are discussed in MD&A, they should not be discussed in isolation. Supplemental discussions based on S-X Article 11 pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K. Therefore, please revise your filing to include a discussion of results of operations based on your historical audited financial statements.
Answer: The Company has included a new section entitled “Unaudited Consolidated Pro Forma Financial Data” and revised “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Prospectus Summary —Summary Consolidated Historical and Unaudited Pro Forma Financial Data” in response to this comment.
Income tax expense, page 56
17.	We note you disclose the factors that impacted your effective tax rate to be different from the federal statutory rate. Please expand your disclosures to describe how these factors impacted your effective tax rate. Similar concerns apply to your disclosures on page 51. Refer to Section III.B.4 of SEC Release 33-8350.
Answer: The Company notes the Staff’s comment and has expanded its disclosures to describe how various factors impacted its effective tax rate. The Company has revised the Company’s disclosure on pages 54 and 60 in response to this comment.
Unaudited Quarterly Results of Operations, page 57

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

18.	Tell us how you considered presenting each quarter for your fiscal year ended December 31, 2007 in your unaudited quarterly results of operations. In addition, tell us how you considered presenting per share data.
Answer: Because the Company does not have securities registered pursuant to Section 12(b) or 12(g) of the Exchange Act, the Company is not required to present quarterly financial data pursuant to Item 302(a) of Regulation S-K. Nevertheless, the Company believes it is useful for securities analysts and investors to have quarterly data for 2008 to facilitate comparisons to quarterly data for 2009 and beyond. As a result of the predecessor/successor presentation of the Company’s 2007 fiscal year, the Company believes that it is not practicable or useful to present quarterly data for 2007. The Company does not believe that it is useful for securities analysts or investors to have quarterly share data for periods prior to the Company’s IPO because the Company’s capitalization after the IPO will be materially different and comparisons of quarterly per share data for pre IPO and post IPO periods will therefore not be meaningful.
Liquidity and Capital Resources
Contractual Obligations, page 62
19.	Tell us what consideration you gave to the inclusion of FIN 48 liabilities in your table of contractual obligations. Refer to Discussion Document D of the SEC Regulations Committee Meeting on April 17, 2007.
Answer: The Company did not include the FIN 48 amounts in its contractual obligations table as those amounts are not material and the timing of payments, if any, are not determinable. The Company will modify the chart in the footnote on page F-28 as these balances are not in thousands but are the actual amounts. The Company has included an additional footnote to the contractual obligations table on page 66 in response to this comment.
Business, page 66
20.	We note your disclosure on page 14 that you license a significant amount of your United Kingdom content from the United Kingdom National Archives under license agreements and that if current or future licenses for a significant content collection were to be terminated you may not be able to obtain a new license on advantageous terms or at all. We further note your disclosure on page 40 that for fiscal years 2008, 2007 and 2006, revenues derived from the United Kingdom were 18%, 19% and 14%, respectively, of your total revenues. Please tell us whether your operations are substantially dependent on these license agreements, and whether you considered including in your Business section a discussion of the material terms of these agreements.

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

Answer: The Company licenses a variety of content from the United Kingdom National Archives under a number of agreements with varying provisions and terms. The Company does not believe that its operations are substantially dependant on any particular license agreement with the United Kingdom National Archives. While the content that the Company licenses pursuant to these agreements is important to its business, the Company also has a significant amount of other content on its United Kingdom site. The Company is not able to track the amount of its revenue directly attributable to any particular content set, but it does not believe that its overall revenues are substantially dependant on the content licensed from the United Kingdom National Archives. The Company has revised the disclosure on page 15 and has revised the disclosure on page 78 to include the detail previously included only on page 15, and it believes that this disclosure adequately informs investors of the material circumstances relating to the license agreements with the United Kingdom National Archives.
21.	As a related matter, to the extent your operations are substantially dependent on the license agreements, please file them as exhibits to your registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.
Answer: Please see the response to comment 20.
Operations, page 75
22.	You state that your websites are hosted on hardware and software co-located at a third-party facility in Salt Lake City, Utah and that you are establishing a redundant system located at a third-party facility in Denver, Colorado. To the extent these facilities are materially important to your operations, please describe the material terms of any leasing or other contractual arrangements for your use of these properties. See Item 102 of Regulation S-K.
Answer: While the Company’s co-location sites are important to the Company’s operations, the Company believes that other facilities are readily available at comparable prices and that the Company could move to new co-location facilities without significant disruption to its business. The Company moved co-location facilities several years ago without disruption to its operations. Accordingly, the Company does not believe that these particular facilities are materially important to its operations.
Management, page 78
Audit Committee, page 81
23.	We note that Mr. Benjamin Spero is currently a member of your audit. We further note that Mr. Spero is also a principal of Spectrum Equity Investors—the owner of 67% of your common stock. Please be advised that Section 10A(m)(3)(A) of the Exchange Act requires that all members of a public company’s audit company be

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

independent. In your response, please provide us with your analysis as to whether Mr. Spero is an affiliate of your company.
Answer: The Board of Directors of the Company has determined that Mr. Spero is not an independent director for purposes of Section 10A(m)(3)(A) of the Exchange Act. However, pursuant to Rule 10A-3(b)(1)(iv)(A), for an issuer that has a registration statement covering its initial public offering, where the issuer was not, immediately prior to the effective date of such registration statement, required to file reports with the Commission pursuant to section 13(a)or 15(d) of the Exchange Act, all but one of the members of the listed issuer’s audit committee may be exempt from the independence requirements for 90 days from the date of effectiveness of such registration statement and a minority of members of the listed company’s audit committee may be exempt from the independence requirements for one year from the date of effectiveness of such registration statement. The Nasdaq Stock Market, the exchange on which the Company intends to list its common stock, incorporates this phase-in period in its Rule 5605(c)(2)(A).
As of the date of this letter, a majority of the members of the Company’s audit committee are independent for purposes of Section 10A(m)(3)(A) of the Exchange Act. As disclosed on page 85, the Company intends to comply with the requirement that all of the members of its audit committee be independent for purposes of Section 10A(m)(3)(A) no later than one year after the effective date of its Registration Statement, as required by Rule 10A-3(b)(1)(iv)(A) and Nasdaq Stock Market Rule 5605(c)(2)(A).
Compensation Committee Interlocks and Insider Participation, page 81
24.	We note your disclosure that certain members of your Compensation Committee may have an interest in certain transactions discussed in the Related Party Transactions section of your document. Please revise your Compensation Committee Interlocks and Insider Participation disclosure so that it includes the descriptive information required by Item 404(a) of Regulation S-K as it pertains to the transactions involving Mr. Parker. See Item 407(e)(4)(i)(C) of Regulation S-K.
Answer: The Company has revised the disclosure on pages 85 and 86 in response to this comment.
Executive Compensation, page 84
Compensation Discussion and Analysis, page 84
Elements of Compensation, page 85
25.	You state that your board of directors considers the individual performance of your named executive officers in connection with adjustments to base salaries, determining annual performance-based cash compensation awards, adjustments to

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

annual incentive compensation targets and determining the size of stock option awards. Please revise to describe the elements of individual performance and/or contribution that are taken into account for each element of compensation. You should also describe how each element of executive compensation is structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution. See Item 402(b)(2)(vii) of Regulation S-K.
Answer: The Company has revised the disclosure on pages 89, 90 and 91 in response to this comment.
Base Salary, page 85
26.	Please discuss the factors considered in the decision to increase the base salary of Mr. Wait by $25,500. See Item 402(b)(2)(ix) of Regulation S-K.
Answer: The Company has revised the disclosure on page 89 in response to this comment.
Related Party Transactions, Page 99
27.	Please revise so that the transactions discussed in this section are described in a materially complete manner. Your discussion should clearly disclose the rights and obligations of the issuer and the related party for each related party transaction that is required to be disclosed. You should also provide quantitative disclosure regarding the dollar amounts involved in each transaction as well as share amounts and percentage interests. See Item 404(a) of Regulation S-K.
Answer: The Company has revised the disclosure on pages 103 and 104 in response to this comment.
28.	As a related matter, we note your disclosure on page 99 that when deciding whether to approve and ratify an related-party transaction, your Audit Committee considers whether such a transaction is “on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.” Please disclose how the terms of the contractual arrangement for DNA-testing and specimen storage with Sorenson Genomics compare to the terms of arrangements for such services that might have been obtained from nonaffiliated parties as well as the basis for its conclusions in that respect.
Answer: As disclosed on page 104, at the time that the Exclusive Service Agreement with Sorenson Genomics was negotiated, the Company did not have a formal written policy for the review and approval of related party transactions. However, the agreement was reviewed and approved by a disinterested majority of the Company’s board of directors. The Company negotiated its Exclusive Service Agreement with Sorenson Genomics on an arm’s length basis and believes that terms of the agreement are similar to those that the Company could have obtained from non-affiliated parties. The Company bases that

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

belief on its evaluation of the market for these services before entering into the Exclusive Services Agreement. The Company notes that its DNA testing service was not at the time it entered into the Exclusive Service Agreement and is not currently material to the Company’s revenues or operating results.
Principal and Selling Stockholders, page 100
29.	We refer to your table of principal and selling stockholders and note that several of your shareholders are entities. Please revise this section to identify the person or persons having voting or investment control over any of your securities held by each entity. See Interpretation 4S of Regulation S-K Item 507 in the March 1999 Supplement of the manual of publicly available CF telephone interpretations, available at http://www.sec.gov/interps/telephone/phonesupplementl.htm.
Answer: The Company has revised the disclosure on pages 105 and 106 in response to this comment.
30.	As a related matter, please tell us whether any of the entities listed in your selling shareholder table are broker-dealers or affiliates of broker-dealers.
Answer: The entities listed in the selling stockholder table have informed the Company that they are not broker-dealers or affiliates of broker-dealers.
Underwriters, page 111
31.	You state that your directors, executive officers and certain holders of your common stock have agreed to not sell any shares of your common stock during the period ending 180 days after the date of this prospectus, without the prior consent of Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Please expand your disclosure to describe the circumstances under which Morgan Stanley and Merrill Lynch may give their written consent to a release of the lockup. In addition, please disclose whether public disclosure will be made regarding the release of the lockup in the event such written consent is given.
Answer: In response to the Staff’s comment, we have expanded the disclosure on page 117 and 118 to include the exceptions that are set forth in the lock-up letters to the restrictions that are set forth in the lock-up letters.
In addition, we supplementally note to the Staff that the representatives have advised us that they have no present intent to release any shares subject to a lock-up or to grant any waiver of a lock-up period extension. The representatives have further advised us that there are no specific criteria for the release of the lock-up agreements, that they cannot in advance determine the circumstances under which a release might be granted and that the release of any lock-up or the waiver of any extension would be considered on a case by case basis. Upon a request to release any shares subject to a lock-up or waive any

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

extension, the representatives would consider all the particular circumstances surrounding the request, including but not limited to factors such as the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the trading price of our common stock, historical trading volumes of our common stock, the possible impact on the market for our common stock, whether the holder of our shares requesting the release or waiver is an officer, director or other affiliate of ours and, in the event of an extension of the lock-up, the facts and circumstances surrounding the events triggering such extension. The Company does not intend to publicly announce release of any lockup unless it determines that such information is material to investors.
Exhibits and Financial Statement Schedules, page 11-2
32.	It appears that you have not filed the Exchange Service Agreement dated May 22, 2007 between your company and Sorenson Genomics, LLC, an affiliate of Sorenson Media, Inc. a 5.9% holder of your common stock. Please advise or file this agreement as an exhibit to your registration statement. See Item 601(b)(10)(ii)(A) of Regulation S-K.
Answer: The Company believes this agreement is immaterial in significance because its DNA testing services are immaterial to the Company’s revenues and results of operations, and therefore is not required to be filed pursuant to Item 601(b)(10)(ii). The Company has revised the disclosure on page 104 in response to this comment.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Nature of Operations, page F-8
33.	We note your disclosure on page 71, that you offer registered users a 14-day free trial. Please tell us how you are accounting for this promotion.
Answer: Registered users that accept the offer of a 14-day free trial are not billed for services until after the 14-day trial period. Revenue is recognized over the subscription period once billed. No revenue is recognized or allocated to the 14-day free trial period. The Company has revised the disclosure on page 43 in response to this comment.
Revenue Recognition and Cost of Revenues, page F-9
34.	We note your disclosure on page 71 that most of your Family Tree Maker versions include a limited subscription to your website. Please explain to us if you have additional arrangements other than the one noted above in which you have multiple elements. For arrangements that have multiple-deliverables revise to disclose the nature and description of the arrangements, including performance, cancellation, termination or refund-type provisions and your accounting policies for revenue

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

recognition from those arrangements. See paragraph 18 of EITF 00-21, “Revenue Arrangements with Multiple Deliverables.”
Answer: Other arrangements with multiple elements represent an inconsequential amount of our revenues (less than 0.5% for all periods disclosed in the financial statements included in the Registration Statement). The Company allocates revenue under these arrangements in accordance with EITF 00-21.
Revenues attributed to multiple element arrangements associated with the Company’s Family Tree Maker software are also relatively insignificant and represent less than 5% of total revenue for each of the periods presented.
Due to the limited revenues attributed to arrangements with multiple deliverables, the Company respectfully submits that the current disclosure sets forth all material information with respect to this subject.
35.	Tell us how you considered SOP 97-2 related to your sales of desktop software.
Answer: The Company recognizes sales of desktop software in accordance with SOP 97-2. As such, the Company has allocated revenue to the various elements based on their relative fair value determined by vendor-specific objective evidence (VSOE). VSOE is determined by standalone sales of each element. The Company’s desktop software sales with multiple elements are important to the Company but represent less than 5% of its overall revenue for all periods disclosed in the financial statements included in the Registration Statement. To better clarify its revenue recognition policy with regards to software sales, the Company has revised the disclosure on page F-9.
36.	Tell us why amortization of acquired intangibles is not included in your cost of revenues in the consolidated statements of operations. We note that the asset amortized is a subscriber relationship asset which is related to subscriber revenues. In this regard, tell us how you considered SAB Topic 11B disclosures in determining your classification outside of cost of revenues.
Answer: The Company recognizes subscriber acquisition costs as an operating expense and classifies those costs as a component of marketing and advertising expense. The Company considers the subscriber relationship intangible asset to be similar to a subscriber acquisition cost and, as such, believes the associated amortization of this asset to be more appropriately classified as a component of operating expenses as opposed to cost of revenues. Cost of revenues includes those costs associated with delivering the Company’s service and/or product to the customer. Therefore the Company does not believe the amortization of subscriber relationships would fall under the guidance of SAB Topic 11B.
     Short-Term Investments, page F-10

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

37.	We note your statement that you consider investments with remaining time to maturity greater than one year to be short-term. While you disclose that there is no expectation to hold them to maturity if funds are needed, it is not clear that this means the sale or redemption is expected by management in the following year or operating cycle and thereby current asset classification would be appropriate. See ARB 43, Chapter 3.A.4. Please further explain your classification to us.
Answer: The Company has classified all short-term investments as available for sale as management currently has no intention to hold investments for more than one year. Short-term investments with remaining time to maturity greater than one year are considered current assets as they can be readily converted to cash and represent the investment of cash available for current operations. As of December 31, 2008 and June 30, 2009, the Company had no outstanding short-term investments.
Content Database Costs, page F-11
38.	Please explain to us the authoritative accounting basis for capitalizing costs incurred by your employees to scan to the database content.
Answer: The Company considered the accounting standards referenced in EITF 00-20, Accounting for Costs Incurred to Acquire or Originate Information for Database Content and Other Collections. Of those standards referenced, the Company believes that it is appropriate to specifically analogize to the provisions of both Statement of Financial Accounting Standard (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed and Statement of Position (SOP) 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use for evaluation of capitalization of internal employee costs in connection with developing its content database. The Company offers access to its content for a stated period of time in the form of a subscription or license to use its capitalized content. Due to the similarities of its product offering and software to be sold or otherwise marketed and used internally, the Company believes the provisions of SFAS No. 86 and SOP 98-1 to be analogous to its circumstances.
FAS 86 states that costs “incurred subsequent to establishing technological feasibility shall be capitalized.” Since these costs include coding and testing prior to general release, the Company believes the costs incurred by its employees directly handling the content should similarly be capitalized prior to the general release of the content to its subscribers.
Under the accounting guidance of SOP 98-1 Paragraph 31.b, costs that should be capitalized include “payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software project, to the extent of the time spent directly on the project.”

Mr. Mark P. Shuman
Securities and Exchange Commission
September 15, 2009

Based on the forgoing, the Company believes the costs incurred by employees to scan the database content is appropriately capitalized.
11. Income Taxes, page F-26
39.	We note your statement on page F-28 that your ability to utilize $125 million of net operating losses is limited to approximately $0.3 million per year and will fully expire in 2022. In light of the timing of expiration of these net operating losses, please tell us how you determined that the full amount of these net operating losses will be realized.
Answer: The Company has revised its disclosure on page F-28 in response to this comment.
               Concurrently with the filing of Amendment No. 1, the Company is supplementally providing to the Staff a draft of the proposed artwork for the inside front and back covers of the prospectus. We will also provide you with marked copies of Amendment No. 1 to expedite your review.
               If you have any questions, please do not hesitate to call Barbara Becker at (212) 351-4062 or me at (415) 393-8322.
Very truly yours,
/s/ Stewart L. McDowell
Stewart L. McDowell

cc:	William Stern, Ancestry.com
Barbara Becker, Gibson, Dunn & Crutcher LLP
Craig D. Wilson, Securities and Exchange Commission
Ryan Rohn, Securities and Exchange Commission
Ryan Houseal, Securities and Exchange Commission